UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc., dated February 19, 2008, announcing fourth quarter and full year 2007 financial results.

Exhibit 1

CONTACTS:

Ziad Nakhleh	E. Nikolas Tavlarios	Investor Relations:
Chief Financial Officer	President	Leon Berman, Principal
(011) 30-210-458-6200	(212) 763-5659	The IGB Group
znakhleh@ampni.com	ntavlarios@ampni.com	(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter and Full Year 2007 Financial Results; Increases
Annual Sales Volumes by 42% as Company Grows Integrated Marine Fuel
Logistics Infrastructure

PIRAEUS, Greece, February 19, 2008 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, announced today financial and operating results for the fourth quarter and the year ended December 31, 2007.

Fourth Quarter and Full Year 2007 Highlights

·	Increased sales volumes to 1,026,395 metric tons in Q4 2007 and 3,437,269 metric tons for the full year
·	Generated gross spread on marine petroleum products of $29.3 million in Q4 2007 and $89.7 million for the full year
·	Recorded operating income of $8.8 million in Q4 2007 and $30.8 million for the full year
·	Recorded net income of $6.3 million, or $0.15 basic and diluted earnings per share, in Q4 2007 and $27.7 million, or $0.65 basic and diluted earnings per share, for the full year
o
Net income includes vessel repositioning costs, startup expenses and certain nonrecurring items, which totalled approximately $1.5 million. Proforma net income, as adjusted for these items, was $7.8 million, or $0.18 basic and diluted earnings per share, in Q4 2007

·	Further expanded marine fuel logistics infrastructure
o	Took delivery of four double-hull newbuilding bunkering tankers since Company’s IPO
o	Took delivery of four bunkering tankers acquired in the secondary market in 2007
o	Took delivery of two double-hull storage tankers in 2007
o	Successfully integrated the acquisition of Bunkers at Sea, which now services the Northern European market
o	Commenced operations in West Africa in January 2008 with the opening of a new service center in Ghana
o	Acquired Portland Bunkers International in the U.K.; scheduled to launch operations in the first quarter of 2008

The Company recorded net income of $6.3 million, or $0.15 basic and diluted earnings per share, for the three months ended December 31, 2007. For purposes of comparison, the Company reported net income of $5.9 million, or $0.19 basic and diluted earnings per share, for the three months ended December 31, 2006. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2006 were 31,683,098 and 31,683,609, respectively. For the three months ended December 31, 2007, the weighted average basic and diluted shares outstanding were 42,438,214 and 42,618,362, respectively.

Total revenues for the three months ended December 31, 2007 increased 150.2% to $500.6 million compared to $200.1 million for the same period in 2006. For the three months ended December 31, 2007, sales of marine petroleum products increased 152.6% to $497.3 million compared to $196.9 million for the same period in 2006.

Results for the fourth quarter of 2007 were driven by a 62.8% increase in the gross spread on marine petroleum products to $29.3 million compared to $18.0 million for the same period in 2006. For the three months ended December 31, 2007, the volume of marine fuel sold increased 56.5% to 1,026,395 metric tons compared to 655,892 metric tons for the same period in 2006, as sales volumes in the Company’s service centers located in Gibraltar, Singapore and the United Arab Emirates improved significantly.  Furthermore, results for the fourth quarter of 2007 included sales volumes from Aegean’s new service center in Northern Europe following consummation of the Company’s acquisition of Bunkers at Sea NV in October 2007. During the three months ended December 31, 2007, the gross spread per metric ton of marine fuel sold increased by $1.1 per metric ton from the same period in 2006, to $28.4 per metric ton.

Operating income for the three months ended December 31, 2007 increased 20.5% to $8.8 million compared to $7.3 million for the same period in 2006. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $23.8 million for the three months ended December 31, 2007, compared to $13.9 million for the same period in 2006. This increase was principally due to a larger fleet of bunkering tankers and floating storage facilities owned and operated by the Company during the fourth quarter of 2007 compared to the fourth quarter of 2006. Additionally, the Company incurred substantially higher general and administrative costs associated with Aegean’s public company status as well as expenditures related to the Company’s expanded infrastructure.

Net income for the three months ended December 31, 2007, which totalled $6.3 million, was adversely affected by higher interest costs, as compared to net income of $5.9 million during the same period in 2006. During the fourth quarter of 2007, the age of Aegean’s trade payables further declined as a direct result of marine fuel cargo purchases while the age of trade receivables registered positive changes. Furthermore, as of December 31, 2007 marine fuel inventories increased primarily due to the purchase of a marine fuel cargo for a new service center in West Africa made prior to year end in order to accelerate the commencement of operations in this new service center during the first quarter of 2008. These factors, coupled with a double digit increase in oil and gas prices during the fourth quarter of 2007, increased Aegean’s working capital excluding cash and debt position which was financed by the Company’s revolving overdraft facility.

E. Nikolas Tavlarios, President, commented, “2007 was a year of considerable success and expansion for Aegean, as the Company enhanced its leadership role as a full-service provider of marine fuel services. We maintained our focus on the execution of our well-capitalized growth plan during the fourth quarter, which led to a 56.5% increase in the volume of marine fuel sold compared to the year-earlier period. Specifically, we took delivery of three 4,600 dwt bunkering tanker newbuildings, the Serifos, the Kithnos and the Amorgos, in the fourth quarter. Complementing the growth in our double-hull delivery capabilities, we expanded Aegean’s global network for the physical supply of marine fuel with the launch of our latest service center in Northern Europe. Building on this success, we have commenced physical supply operations in West Africa in January 2008 and we plan to commence physical supply operations in the United Kingdom during the first quarter of 2008, thereby increasing our global network to eight service centers.”

Mr. Tavlarios added, “Since our IPO in December of 2006, we have taken delivery of four double-hull bunkering tanker newbuildings as well as four bunkering tankers acquired in the secondary market. We have also taken delivery of two double-hull storage tankers in 2007 to mitigate potential supply shortages.  The Company remains on track to expand its fleet to a total of 44 double-hull bunkering tankers by the end of 2010, including 10 remaining double-hull newbuilding bunkering tankers scheduled for delivery in 2008. With an expansive, integrated solution for the worldwide delivery of marine fuel combined with the positive industry fundamentals, we believe Aegean is well positioned to further increase sales volumes as we continue to execute our growth strategy.”

For the year ended December 31, 2007, the Company recorded net income of $27.7 million, or $0.65 basic and diluted earnings per share, compared to net income of $24.2 million, or $0.84 basic and diluted earnings per share, for the year ended December 31, 2006.  The weighted average basic and diluted shares outstanding for the year ended December 31, 2007 were 42,417,111 and 42,505,704, respectively. The weighted average basic and diluted shares outstanding for the year ended December 31, 2006 were 28,954,521 and 28,954,622, respectively.

Total revenues for the year ended December 31, 2007 increased 68.3% to $1,352.9 million compared to $803.8 million for the prior year. Sales of marine petroleum products increased 70.2% to $1,345.8 million in 2007 compared to $790.7 million in 2006. For the year ended December 31, 2007, the volume of marine fuel sold increased by 45.2% to 3,437,269 metric tons compared to 2,367,289 metric tons in 2006, as sales volumes improved significantly in all of the Company’s service centers except Greece, which had experienced disruptions stemming from a dockworkers union strike during late December 2006, resulting in a reduction of business in 2007.  Sales volumes during 2007 also included sales volumes in Aegean’s new service center in Northern Europe.

Operating income for the year ended December 31, 2007 increased 1.0% to $30.8 million compared to $30.5 million for the prior year. Operating income registered mild growth year over year as the 44.7% increase in the gross spread on marine petroleum products during 2007 was offset by higher operating expenses. Operating expenses increased due to growth in the fleet of bunkering tankers and floating storage facilities owned and operated by the Company and higher general and administrative costs associated with being a public company.

Liquidity and Capital Resources

As of December 31, 2007, the Company had cash and cash equivalents of $10.0 million and working capital of $63.5 million. Non-cash working capital, or working capital excluding cash and debt, was $190.2 million as of December 31, 2007.

Net cash used in operating activities was $84.9 million for the three months ended December 31, 2007. Net income, as adjusted for non-cash items, was $10.0 million for the period. However, the net positive change in working capital accounts utilized $94.6 million in cash during the period and the Company made drydocking payments of $0.3 million during the period. Net cash used in operating activities was $128.1 million for the year ended December 31, 2007.

Net cash used in investing activities was $39.5 million for the three months ended December 31, 2007, mainly due to additional payments of $26.0 million under the Company’s construction contracts as well as payments totaling $9.7 million relating to the acquisition of secondhand tankers including the Vera and Sara. Furthermore, the Company paid net cash consideration of $5.7 million for the previously announced acquisitions of Bunkers at Sea and Portland Bunkers International Limited. Net cash used in investing activities was $116.7 million for the year ended December 31, 2007.

Net cash provided by financing activities was $127.9 million for the three months ended December 31, 2007, mainly due to the increase in short-term borrowings of $107.0 million used to finance working capital requirements and acquisitions, and additional drawdowns of $21.6 million under the Company’s term loan facilities to finance a portion of the Company’s construction costs of its vessels. Net cash provided by financing activities was $172.4 million for the year ended December 31, 2007.

As of December 31, 2007, the Company had approximately $27.0 million in available liquidity to finance additional working capital requirements, which includes unrestricted cash and cash equivalents and a revolving overdraft facility under the Company’s $300.0 million senior secured credit facility. Furthermore, as of December 31, 2007, the Company had a $150 million revolving guarantee and letter of credit facility under the Company’s $300.0 million senior secured credit facility. Standby letters of credit are critical drivers of growth as most suppliers of refined marine fuel transact on a secured basis. Finally, the Company had available and unutilized funds of approximately $159.6 million under the Company’s secured term loans to finance the construction of its new bunkering tankers.

Ziad Nakhleh, Chief Financial Officer, stated, “Aegean’s financial performance for the fourth quarter and fiscal 2007 reflects the success we have achieved in significantly growing our international marine fuel logistics infrastructure. The growth in our sales volumes and net revenues during 2007 was partially offset by expenditures made to upgrade and expand our central logistics infrastructure and organization. We believe that going forward we are better-positioned to translate additional volume growth into bottom line growth.”

Mr. Nakhleh continued, “Regarding our capital structure, borrowings under our overdraft facilities were higher than expected as our average cost price of marine fuel increased by 67% during 2007. Increases in oil and gas prices impact the working capital financing needs for the industry as a whole. Our strong working capital base, including a new $300 million senior secured revolving credit facility, provides us an even higher advantage in the current credit environment.”

Summary Consolidated Financial and Other Data

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited		Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$196,934	$497,260	$790,657	$1,345,849
Voyage and other revenues	3,164	3,331	13,155	7,024
Total revenues	200,098	500,591	803,812	1,352,873
Cost of marine petroleum products sold	178,917	465,806	728,637	1,251,712
Salaries, wages and related costs	4,003	9,533	12,871	24,363
Depreciation and amortization	2,039	2,986	5,924	9,597
Gain on sale of vessel	-	-	-	(2,693)
All other operating expenses	7,826	13,450	25,920	39,096
Operating income	7,313	8,816	30,460	30,798
Write-off of deferred IPO costs	-	-	1,588	-
Net financing cost	1,167	1,835	4,231	1,483
Other non-operating expenses (income)	245	726	416	1,577
Net income	$5,901	$6,255	$24,225	$27,738
Basic and diluted earnings per share (U.S. dollars)	$0.19	$0.15	$0.84	$0.65

	For the Three Months Ended December 31,		As of and for the Year Ended December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited		Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)

Balance Sheet Data:
Cash and cash equivalents			$82,425	$9,967
Gross trade receivables			67,909	193,257
Allowance for doubtful accounts			(1,106)	(1,603)
Inventories			30,634	97,140
Current assets			183,742	314,864
Total assets			315,877	566,957
Trade payables			62,075	105,055
Current liabilities (including current debt)			68,019	251,335
Total debt			33,496	208,031
Total liabilities			100,878	323,232
Total stockholder’s equity			214,999	243,725

Working Capital Data:
Working capital(1)			115,723	63,529
Working capital excluding cash and debt(1)			33,381	190,212

Other Financial Data:
Gross spread on marine petroleum products(2)	$18,017	$29,303	62,020	89,671
Gross spread on lubricants(2)	92	141	455	536
Gross spread on marine fuel(2)	17,925	29,162	61,565	89,135
Gross spread per metric ton of marine fuel sold (U.S. dollars)(2)	27.3	28.4	26.0	25.9
Net cash provided by (used in) operating activities	2,430	(84,902)	17,064	(128,128)
Net cash (used in) investing activities	(20,484)	(39,487)	(55,190)	(116,692)
Net cash provided by financing activities	$83,659	$127,900	$112,949	$172,362

Sales Volume Data (Metric Tons): (3)
Greece service center	102,490	111,179	497,442	427,685
Gibraltar service center	226,716	300,385	738,567	1,143,458
UAE service center	146,611	247,481	548,747	728,098
Jamaica service center	129,543	130,090	436,860	562,656
Singapore service center	42,812	166,892	121,462	488,876
Northern Europe service center	-	65,709	-	65,709
Other sales volumes(4)	7,720	4,659	24,211	20,787
Total sales volumes	655,892	1,026,395	2,367,289	3,437,269

Other Operating Data:
Number of operating bunkering tankers, end of period(5)	12.0	17.0	12.0	17.0
Average number of operating bunkering tankers(5)(6)	12.0	16.1	11.1	13.5
Number of operational floating storage facilities, end of period(7)	1.0	2.0	1.0	2.0

_________________________
(1)
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

(2)
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold, i.e, the amount the Company pays its suppliers for those products.  For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangement in which the Company purchases cargos for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2006	2007	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	196,934	497,260	790,657	1,345,849
Less: Cost of marine petroleum products sold	(178,917)	(465,806)	(728,637)	(1,251,712)
Less: Cargo transportation costs	-	(2,151)	-	(4,466)
Gross spread on marine petroleum products	18,017	29,303	62,020	89,671
Less: Gross spread on lubricants	(92)	(141)	(455)	(536)
Gross spread on marine fuel	17,925	29,162	61,565	89,135

Sales volume of marine fuel (metric tons)	655,892	1,026,395	2,367,289	3,437,269

Gross spread per metric ton of marine fuel sold (U.S. dollars)	27.3	28.4	26.0	25.9

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(3)
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its operational physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore and Northern Europe, as well as Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(4)
Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company’s service centers.  From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers.  This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company’s physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earn a significantly lower gross spread from its trading activities than from its physical supply activities.

(5)	This data does not include the Company’s Aframax tanker, the Leader, and Panamax tankers, the Fos and the Ouranos, because these vessels are classified as floating storage facilities.

(6)
Average number of bunkering tankers is the number of bunkering tankers in the Company’s fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(7)
As of December 31, 2007, the Company used its Panamax tanker, the Ouranos, as a floating storage facility in the United Arab Emirates and its Aframax tanker, the Leader, as a floating storage facility in Gibraltar. As of December 31, 2007, the Company’s other Panamax tanker, the Fos, was being deployed to West Africa to be used as a floating storage facility.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The  Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

Fourth Quarter 2007 Dividend Announcement
On February 14, 2008, the Company’s Board of Directors declared a fourth quarter 2007 dividend of $0.01 per share payable on March 7, 2008 to shareholders of record as of February 25, 2008. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Wednesday, February 20, 2008, to discuss its 2007 fourth quarter and full year results.  Investors may access the webcast, and related slide presentation, by visiting the Investor Relations section of the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 877-852-6579 (for U.S.-based callers) or 719-325-4763 (for international callers) and enter the passcode: 4410190.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through March 5, 2008 by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 4410190.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates Belgium and Ghana, and plans to commence physical supply operations in the United Kingdom during the first quarter of 2008.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2006	2007
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,425	$9,967
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,603, as of December 31, 2006 and 2007, respectively
	66,803	191,654
Due from related companies	469	3,686
Inventories	30,634	97,140
Prepayments and other current assets	2,661	12,417
Restricted cash	750	-
Total current assets	183,742	314,864

FIXED ASSETS:
Advances for vessels under construction and acquisitions	46,779	84,378
Vessels, cost	70,943	149,866
Vessels, accumulated depreciation	(9,662)	(14,312)
Vessels’ net book value	61,281	135,554
Other fixed assets, net	1,206	1,431
Total fixed assets	109,266	221,363

OTHER NON-CURRENT ASSETS:
Restricted cash	12,336	10,171
Deferred charges, net	10,519	8,869
Concession Agreement	-	7,720
Goodwill	-	3,943
Other non-current assets	14	27
Total assets	$315,877	$566,957

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	-	133,000
Current portion of long-term debt	833	3,650
Trade payables to third parties	42,872	77,862
Trade payables to related companies	19,203	27,193
Other payables to related companies	125	160
Accrued and other current liabilities	4,986	9,470
Total current liabilities	68,019	251,335

LONG-TERM DEBT, net of current portion	32,663	71,381
OTHER NON-CURRENT LIABILITIES	196	516
COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2006 and 2007; 42,410,000 and 42,461,428 shares, issued and outstanding at December 31, 2006 and 2007, respectively	424	425
Additional paid-in capital	185,103	187,795
Retained earnings	29,472	55,505
Total stockholders’ equity	214,999	243,725

Total liabilities and stockholders’ equity	$315,877	$566,957

AEGEAN MARINE PETROLEUM NETWORK INC.
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2005	2006	2007
			Unaudited
REVENUES:
Sales of marine petroleum products – third parties	$497,443	$775,816	$1,331,144
Sales of marine petroleum products – related companies	8,162	14,841	14,705
Voyage revenues	10,450	11,639	5,758
Other revenues	1,275	1,516	1,266
Total revenues	517,330	803,812	1,352,873

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	360,223	573,615	1,091,769
Cost of marine petroleum products sold – related companies	104,578	155,022	159,943
Salaries, wages and related costs	8,958	12,871	24,363
Vessel hire charges	518	-	-
Depreciation	2,226	4,240	6,373
Amortization of drydocking costs	636	1,684	3,172
Amortization of concession agreement	-	-	52
Management fees	182	223	54
Gain on sale of vessel	-	-	(2,693)
Other operating expenses	16,629	25,697	39,042

Total operating expenses	493,950	773,352	1,322,075

Operating income	23,380	30,460	30,798

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs	-	(1,588)	-
Interest and finance costs	(2,347)	(5,207)	(3,473)
Interest income	70	976	1,990
Foreign exchange gains (losses), net	396	(414)	(1,569)
	(1,881)	(6,233)	(3,052)

Income before income taxes	21,499	24,227	27,746

Income taxes	(24)	(2)	(8)

Net income	$21,475	$24,225	$27,738

Basic earnings per common share	$0.72	$0.84	$0.65
Diluted earnings per common share	$0.72	$0.84	$0.65

Weighted average number of shares, basic	29,878,398	28,954,521	42,417,111
Weighted average number of shares, diluted	29,878,398	28,954,622	42,505,704

AEGEAN MARINE PETROLEUM NETWORK INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2005	2006	2007
Cash flows from operating activities:			(Unaudited)
Net income	$21,475	$24,225	$27,738
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	2,226	4,240	6,373
Provision for doubtful accounts	129	412	497
Share-based compensation	-	38	1,920
Amortization	654	1,855	3,457
Gain on sale of vessel	-	-	(2,693)
Other non-cash charges	14	88	320
(Increase) decrease in:
Trade receivables	(42,088)	(985)	(115,707)
Due from related companies	409	6,346	(3,217)
Insurance claims	900	-	-
Inventories	(4,509)	(24,250)	(65,205)
Prepayments and other current assets	185	(1,836)	(9,414)
Increase (decrease) in:
Trade payables	22,166	12,897	27,213
Other payables to related companies	56	18	35
Accrued and other current liabilities	882	3,783	3,751
Decrease (increase) in other non-current assets	(870)	870	(10)
Payments for drydocking	(154)	(10,637)	(3,186)
Net cash provided by (used in) operating activities	1,475	17,064	(128,128)

Cash flows from investing activities:
Advances for vessels under construction	(11,228)	(35,396)	(55,529)
Advances for vessel acquisitions	(8,175)	(34,895)	(66,217)
Corporate acquisitions, net of cash acquired	-	-	(5,728)
Net proceeds from sale of vessels	-	12,900	8,276
Purchase of other fixed assets	(1,072)	(83)	(409)
Decrease (increase) in restricted cash	(14,498)	2,284	2,915
Net cash used in investing activities	(34,973)	(55,190)	(116,692)

Cash flows from financing activities:
Proceeds from long-term debt	15,539	41,714	41,815
Repayment of long-term debt	(3,587)	(42,866)	(280)
Net change in short-term borrowings	39,000	(42,993)	133,000
Net change in short-term related company borrowings	23,595	(23,595)	-
Financing costs paid	(218)	(520)	(468)
IPO proceeds, net of issuance costs	-	185,209	-
Share repurchase	(35,000)	-	-
Dividends paid	(1,509)	(4,000)	(1,705)
Net cash provided by financing activities	37,820	112,949	172,362

Net increase (decrease) in cash and cash equivalents	4,322	74,823	(72,458)
Cash and cash equivalents at beginning of year	3,280	7,602	82,425
Cash and cash equivalents at end of year	$7,602	$82,425	$9,967

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: February 21, 2008
By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President